Mail Stop 3040
                                                             November 20, 2018


Alex Mardikian
Chief Executive Officer
OBITX, Inc.
4720 Salisbury Road
Jacksonville, FL 32256

       Re:    OBITX, Inc.
              Amendment No. 7 to Registration Statement on Form S-1 Filed November 1, 2018
              File No. 333-222978

Dear Mr. Mardikian:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 25, 2018 letter.

General

1. Your revised disclosure in response to prior comment 1 indicates that altCUBE and
       Cardosaur are serving as agents of payment processors and that you are paid fees for any clients that you refer to such third parties, both of which appear to target entities in the blockchain technology sector. Please tell us whether ePaymints, the payment processor associated with altCube, and the payment processor with which Cardosaur has a relationship are required to be licensed under applicable state law and registered with
       FinCEN, and to the extent they are not, provide a risk factor that addresses the risks related to the loss of these relationships due to regulation or otherwise, or advise.
 Alex Mardikian
OBITX, Inc.
November 20, 2018
Page 2

Security Ownership of Certain Beneficial Owners and Management, page 52

2. Your disclosure states that the "[p]ercentage of beneficial ownership is based on 13,460,000 underlying shares of common stock that consists of 5,460,000 shares of common stock outstanding as of July 31, 2018, 3,000,000 underlying shares of common stock through warrants exercisable within 60 days, and 5,000,000 underlying shares of common stock of the Series A Preferred Stock outstanding as of July 31, 2018." We note, however, that with regard to each beneficial owner of your common stock that is subject to Item 403 of Regulation S-K, the calculation of such percentage must exclude securities that are subject to options, warrants, rights or conversion privileges held by any other person. Please revise. Also, reconcile the beneficial ownership percentages that you attribute to Mr. Rosenberg in the table on page 52 and the table on page 53. Refer to
       Rule 13d-3(d)(1)(i) of the Exchange Act.

OBITX, Inc. and Subsidiaries

Consolidated Balance Sheets (unaudited), page F-16

3. Revise the caption "Accumulated deficit" to title the line as "Accumulated Earnings" for the periods ended January 31, 2018 and July 31, 2018.

Notes to Financial Statements

Note 8. Stockholders' Equity, page F-24

4. Revise the note to provide the disclosures under ASC 505-10-50-3 to 50-5 for the Series
       A Preferred Stock rights, privileges, preferences and terms.
 Alex Mardikian
OBITX, Inc.
November 20, 2018
Page 3

       You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Craig
Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan,
Attorney-Adviser, at (202) 551-6515 or, in his absence, me at (202) 551-3453 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant
Director, at (202) 551-3735.

                                                          Sincerely,

                                                          /s/ Jan Woo

                                                          Jan Woo
                                                          Legal Branch Chief
                                                          Office of Information
                                                          Technologies and
Services

cc:    Thomas G. Amon
       Law Office of Thomas G. Amon